September 30, 2005

Mail Stop 4561

Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, NC 28209

      Re:	Cogdell Spencer Inc.
		First Amendment to Registration Statement on Form S-11
      Filed September 16, 2005
		File No.  333-127396

Dear Mr. Spencer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

Summary

Overview, page 1
1. Please provide us with objective support for the assertion on page
2 that you have experienced "strong" growth over the last 10 years.

Our Wholly Owned Properties, page 5
2. Where relevant, please discuss briefly your consulting and finance activities.

Formation Transactions, page 8
3. We note from page 9 that the value of cash, shares and operating partnership units to be issued to property holders comes to $144.4 million based on the anticipated mid-point of the price range of this offering. Please disclose here the value of the property to be contributed to you as determined prior to the filing of this registration statement, using the valuation analysis described on page 110.
4. On page 9, please define "net tangible book value," explain why this information is useful to investors in assessing the relative value of the formation transactions, and explain the significance of a negative book value.
5. We note that you refer to different book values here and in your pro forma consolidated balance sheet. We also note that you refer, here and in your discussion of dilution on page 48, to different numbers of shares and operating partnership units to be issued in your consolidation transaction. Please confirm that references to historical net tangible book value and aggregate shares to be issued in the consolidation transaction are consistent throughout.

Line of Credit, page 13
6. Please disclose that you may also use your line of credit to fund your initial distribution.
7. We note that affiliates of the underwriters will be lenders under your secured line of credit. Please include a section in your summary and in the risk factors covering conflicts of interest with your underwriters. Identify the underwriters involved, disclose the fees to be received and discuss the potential impact on the underwriters` due diligence obligations.

Distribution Policy, page 13
8. Please disclose what part of the initial distribution you expect to represent a return of capital. Describe the sources of cash you will use to fund your initial distribution in excess of cash available for distribution. Also, please revise to state the payout ratio if the underwriters exercise the over-allotment option in full.

Risk Factors, page 19
9. We note your response to prior comment 37, regarding disclosure of
potential liability under the tax protection agreements.  We do not
agree with your analysis that liability under these agreements is too
remote to warrant analysis or too complex to calculate.  It
appears
to us that there are many ways such obligations could be triggered
despite your contrary intentions, including foreclosure.    Please
include a risk factor covering your total potential liability under these agreements. From page 111, this liability would appear to be the difference between the tax basis and the fair market value of the properties contributed to you on the date of contribution. Please disclose these figures as well.

Risks Related to Our Properties and Operations, page 19

The long-term effects of Hurricane Katrina..., page 20
10. Please disclose the percentage of revenue attributable to East Jefferson Medical Specialty Building. Regardless of whether it was damaged during the storm, the risks based on the pace of recovery in the area appear to be the same.

Distribution Policy, page 43

11. We note your response to comment 26. Despite your historical renewal rates, the lease renewals assumed in the table on page 45 are not based upon contractual agreements and it is therefore not permissible to include them in your projection of cash available for distribution. Please revise the distribution table as necessary.

12. It appears that you have added pro forma income before minority interests for the six months ended June 30, 2004, rather than subtracting it, to arrive at pro forma loss before minority interests for the twelve months ended June 30, 2005. Please revise as necessary. Also, revise your disclosure to show how you derived pro forma income before minority interests for the six months ended June
30, 2004.

13. Please revise the narrative to explain why you do not expect the tax protection agreements to have a significant impact on our debt or required cash payments.
14. Please tell us why you list scheduled debt repayments as both an investing and a financing activity. Also, please confirm that you have correctly calculated the sum appearing on the line for estimated cash flows from investing activities.

Dilution, page 48

15. You disclose on page 48 that as of June 30, 2005, the pro forma net tangible book value of the Company was $(49.2) million after giving effect to the formation transactions, but before giving effect to the sale of shares in this offering. However, the table on page
49 presents a $41.9 million pro forma net tangible book value of assets contributed to the operating partnership, giving effect to the formation transactions, but not to the effects of this offering. Please explain this discrepancy to us and clarify in your next amendment.

Management`s Discussion and Analysis, page 53

Trends Which May Influence Results of Operations, page 54
16. For each period, please quantify the impact of non-recurring development fees and hedging instruments on net income and please quantify and discuss the anticipated impact of  revenue SFAS No.
133
on net income going forward.

Cash Flows, page 59
17. Please revise your discussion of cash flows to discuss the underlying drivers of these activities. For instance:
* for the six months ended June 30, 2004 and 2005, please discuss why you believe you engaged in fewer development projects (and experienced reduced development and management fees) this year and what this could mean to future results; and
* for the full years 2004 and 2005, please explain why a change in operating assets and liabilities impacted cash flow.

Liquidity and Capital Resources, page 60
18. Please disclose how long you believe you will be able to meet your liquidity needs based on your cash position at the close of this offering and anticipated expenditures over the next 12 months, including your initial distribution. Please explain the basis of your belief.
19. We note your disclosure on page 60 indicating that the predecessor`s debt agreements contain minimum debt service coverage ratios. To the extent you will assume these loans, please revise the disclosure to quantify these ratios.

Short-Term Liquidity Needs, page 60
20. We note your response to prior comment 38. It appears to us that, on an annualized basis, capital expenditures in 2005 will be significantly less than actual expenditures in 2004 and anticipated expenditures in 2006. Please explain why.





Off-Balance Sheet Arrangements, page 62
21. Please revise the last sentence under this heading to explain why you do not expect your guarantees to have a material impact on your financial statements in the future.

Indebtedness Outstanding Upon Completion of the Offering, page 63
22. Refer to the pro forma table at the bottom of page 64. Please revise to state the total amount of the debt balance column.
Also,
please explain what is represented by the $16.89 amount as a "total" for rent per leased square foot. Provide conforming disclosure in the table on page 78.

Unsecured Credit Facility, page 65
23. Please file the commitment letter as an exhibit to this registration statement and disclose, if true, that it does not represent a legally binding obligation. Also, please discuss how you would meet your specified liquidity needs over the next 12 months in the event that your credit facility falls through.

Industry Background/Market Opportunity, page 68
24. Please discuss countervailing factors evident from the supporting material provided to us. For instance, in "Health Care REITs Enjoy a
Smoother Ride" (a May/June 2005 article published by NAREIT) the author states that the favorable reimbursement rates that have characterized the industry in recent years may change in light of current federal and state budget concerns. In addition, there is fierce competition for assets and the fortune of assets located near hospital systems will be closely tied to the health of the system itself.

Business and Properties, page 72

Overview, page 72
25. We note your reliance on a building survey as support for your belief that you enjoy a high level of satisfaction among your tenants. The survey reports overall satisfaction ratings between
2.71 (slightly less than neutral) and 3.46 (slightly more than neutral) on a scale of one to five. This does not appear to support your assertion. Please provide additional support or revise your disclosure.

Joint Venture Properties, page 78
26. Please disclose the percentage of lease revenue subject to termination or renewal in 2005, 2006 and 2007.

Development Opportunities, page 78
27. Please provide tabular disclosure showing the location of each development property, anticipated rentable square feet, ownership interest, phase number and, if known, anticipated date of completion.
If any equity holders in these properties are affiliated with you, please identify them.

Management, page 88

Executive Compensation, page 93
28. Please provide footnote disclosure of the fact that the named executives received additional compensation as a result of their equity interests in the properties.

Employment Agreements, page 94
29. It appears from page 96 that the confidentiality and non-solicitation provisions do not apply unless the executive agrees to accept severance from you. Please explain why. In the event that your officers are not currently bound by any confidentiality or non-solicitation provisions, please include a risk factor addressing this.

Certain Relationships and Related Transactions, page 101
30. We note your response to prior comment 65 and reissue the comment. Cost and depreciation information is required by instruction 5 to Item 404(a) of Regulation S-K and Item 23 of Form S-
11. Unlike the net tangible book value provided in your summary section, cost and depreciation information provides investors with a picture of the profit flowing to related parties as opposed to the relative value of those properties from an investment perspective.

Structure and Formation of Our Company, page 109
31. We note your response to prior comment 72. Please file all formation-related agreements as exhibits to your next amendment or tell us why you are not yet able to file them.

Underwriting, page 152
32. Your response to prior comment 79 indicates that you attached an exhibit containing directed share program materials. We were unable to locate this exhibit. Please attach it to your next response.

Unaudited Pro Forma Financial Information, page F-2

33. Please revise your pro forma financial statements to present the adjustments for the formation transactions before the offering adjustments. In addition, revise to present a subtotal column before the offering adjustments column so that investors can clearly see the operating results of the combined entity for which they will be investing.

Information Not Required in Prospectus

Recent Sales of Unregistered Securities
34. We note from page 62 that you intend to issue 58,100 shares of restricted stock to your employees upon the close of this transaction. Please tell us why this transaction does not need to be discussed in your recent sales section and, in any event, please tell us the exemption from registration upon which you intend to rely.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Andrew S. Epstein (via facsimile)

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Frank C. Spencer
Cogdell Spencer Inc.
September 30, 2005
Page 8